CIO Briefing

August 12, 2025

Disclosures

The Institutional Investment Strategy Fund ("Fund") is a closed-end interval fund. The Fund is advised by Buena Capital Advisors, LLC doing business as Ivy Invest (the "Adviser") and is self-distributed by the Adviser through its Ivy Invest application. The Fund is designed for long-term investments and is not intended as a complete investment program. An investment in the Fund may not be suitable for you if you will need the money you invest within a specified timeframe.

Before investing you should carefully consider the Fund's investment objective, risks, charges and expenses. This and other information is in the prospectus and summary prospectus, a copy of which may be obtained by visiting Fund Documents on this page. Please read the prospectus carefully before investing.

The Fund commenced operations on March 5, 2024. The performance data featured represents past performance, which is no guarantee of future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when sold, may be worth more or less than their original cost. Returns are historical and include changes in principal and reinvested dividends and capital gains and do not reflect the effect of taxes. Current performance may be higher or lower than the performance data quoted.

Investment in the Fund involves substantial risk. The Fund is not suitable for investors who cannot bear the risk of loss of all or part of their investment. The Fund is appropriate only for investors who can tolerate a high degree of risk and do not require a liquid investment. The Fund has no history of public trading and investors should not expect to sell shares other than through the Fund's repurchase policy regardless of how the Fund performs. The Fund does not intend to list its shares on any exchange and does not expect a secondary market to develop. Investors are encouraged to consult with appropriate financial professionals before considering an investment in the Fund.

All investing involves risk including the possible loss of principal. Shares in the Fund are highly illiquid and can be sold by shareholders only in the quarterly repurchase program of the Fund, which allows for up to 5% of the Fund's outstanding shares at NAV to be redeemed each quarter. Due to transfer restrictions and the illiquid nature of the Fund's investments, you may not be able to sell your shares when, or in the amount that, you desire. The Fund's quarterly repurchase policy may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so and may also result in an increase in the Fund's expense ratio.

Standard Deviation indicates the volatility of a fund’s total return and is useful because it identifies the spread of a fund’s short-term fluctuations. In general, the higher the standard deviation, the greater the volatility of the return.

Market Update

What is endowment-style investing?

Core principles of endowment-style investing

Long-term focus	Structure portfolios to deliver returns over the long-term while staying resilient across market cycles
Risk-based approach	Always asking: am I being appropriately compensated for the risk that I am taking?
Multi-asset class	Access and ability to invest across asset classes in both public and private markets: private equity, venture capital, public equities, real assets, private credit, fixed income, etc.
Multi-manager	Careful selection of investment managers with deep area expertise

Endowment-style investing has demonstrated the ability to drive **higher returns** with **lower volatility**

Historical risk/return: July 1, 1990 – June 30, 2024[1]

	$11.9B University Endowment[2]	70/30 Portfolio[3]
Annualized Return	11.81%	7.05%
Standard Deviation	7.74%	10.96%

[1] June 30, 2024 is most recent available return information
[2] Duke University, source: https://giving.duke.edu/endowment/risk-management/
[3] 70% MSCI All Country World (MSCI Daily Net World Index prior to 1/1/99), 30% Bloomberg US Aggregate

Example asset allocations

Classic stocks/bonds



Endowment-style



Why private markets?



# of US companies > $100M revenue

As of 4/20/24, source: S&P Capital IQ, Apollo Chief Economist

Why private markets?

	5 Year	10 Year	20 Year
US Private Equity	16.5%	15.3%	14.5%
S&P 500	16%	13.4%	10.7%
Value-Add	**0.5%**	**1.9%**	**3.8%**

	5 Year	10 Year	20 Year
Direct Lending Private Credit	9.4%	8.9%	9.5%
Bloomberg Agg	0.3%	1.8%	3.2%
Value-Add	**9.1%**	**7.1%**	**6.3%**

Data as of 9/30/24 (most recent available)
US Private Equity returns are represented by Cambridge Associates LLC US Private Equity Index
Direct Lending Private Credit returns are represented by Cliffwater Direct Lending Index
Past performance is not a guarantee of future returns

Ivy Invest Portfolio

as of July 31, 2025


BC PARTNERS
Opportunistic Credit
BLUE OWL
Real Estate
Hamilton Lane
Infrastructure
GOLUB CAPITAL
Senior direct lending
VARIANT
Asset-based lending
THE CARLYLE GROUP
LP secondaries, directs, co-invests
Hamilton Lane
LP secondaries, directs, co-invests
RhumbLine
Direct-Indexed S&P 500
Treasuries & Cash

Holdings and allocations subject to change

Fund performance, since fully allocated (7/31/24)*
(Founder Class shares, through 7/31/25)

	S&P 500	70 / 30 (S&P 500 / Barclay Agg)	Ivy Invest (IISF)
Total Return	16.34%	12.46%	12.52%
Standard Deviation	12.46%	9.22%	5.51%



20.0%
15.0%
10.0%
5.0%
0.0%
7/31/24
9/30/24
11/30/24
1/31/25
3/31/25
5/31/25
7/31/25
16.34%
12.52%
12.46%
S&P 500
70/30
IISF

* Please see slide 12 for additional standardized performance reporting
Past performance is not a guarantee of future returns

Reference performance (Founder Class shares)

Since inception (3/5/24) to 7/31/25

	S&P 500	70 / 30 (S&P 500 / Barclay Agg)	Ivy Invest (IISF)
Total Return	27.18%	20.67%	18.25%
Standard Deviation	12.08%	9.24%	5.35%

Most recent quarter ending 6/30/25

	S&P 500	70 / 30 (S&P 500 / Barclay Agg)	Ivy Invest (IISF)
1 Year	15.18%	12.53%	12.27%
1 Quarter	10.94%	7.99%	6.31%
Since Inception (3/5/24)	24.40%	18.90%	16.43%

Past performance is not a guarantee of future returns

Q&A